25002596

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69838

SEC Mail Processing
MAR 03 2025
Washington, DC

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Honey Badger Investment Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Corporate Park Suite 410
(No. and Street)

Irvine	CA	92606
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joseph Lee	949-251-5000	joe@hbisecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

DCPA
(Name – if individual, state last, first, and middle name)

2121 Avenue of the Stars #800	Century City	CA	90067
(Address)	(City)	(State)	(Zip Code)

9/15/2020	6567
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Joseph Lee, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Honey Badger Investment Securities, LLC, as of 12/31, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: ____________________

Title: CEO

____

Notary Public

This filing contains (check all applicable boxes):**

- [x] (a) Statement of financial condition.
- [x] (b) Notes to consolidated statement of financial condition.
- [x] (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- [x] (d) Statement of cash flows.
- [x] (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- [ ] (f) Statement of changes in liabilities subordinated to claims of creditors.
- [x] (g) Notes to consolidated financial statements.
- [x] (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- [ ] (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- [x] (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- [ ] (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- [ ] (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- [x] (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- [ ] (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- [x] (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- [ ] (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- [x] (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- [ ] (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (t) Independent public accountant's report based on an examination of the statement of financial condition.
- [x] (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- [ ] (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- [x] (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- [ ] (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- [ ] (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

______________________________ ______________________________
Signature of Document Signer No. 1 *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Orange

Subscribed and sworn to (or affirmed) before me on this 25 day of February, 2025,
by Joseph James Lee
(Date / Month / Year)
(1) Joseph James Lee
(and (2) ____________),
Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature ______________
Signature of Notary Public

ENC1
HONG LIU
COMM. # 2503757
NOTARY PUBLIC • CALIFORNIA
ORANGE COUNTY
My Comm. Expires November 2, 2028
ENC1

Seal
Place Notary Seal Above

OPTIONAL

Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: ______________ **Document Date:** ______________

Number of Pages: _____ **Signer(s) Other Than Named Above:** ______________

HONEY BADGER INVESTMENT SECURITIES, LLC

FINANCIAL STATEMENTS
AND
ACCOMPANYING SUPPLEMENTARY INFORMATION

REPORT PURSUANT TO SEC RULE 17a-5(d)

FOR THE YEAR ENDED
DECEMBER 31, 2024

HONEY BADGER INVESTMENT SECURITIES, LLC

Table of Contents

		PAGE
SEC Form X-17A-5		
Report of Independent Registered Public Accounting firm		2
Statement of Financial Condition		3
Statement of Operations		4
Statement of Changes in Members' Equity		5
Statement of Cash Flows		6
Statement of Changes in Subordinated Borrowings		7
Notes to Financial Statements		8 - 14
Supplemental Information		
Schedule I	Statement of Net Capital	15
Schedule II	Determination of Reserve Requirements	16
Schedule III	Information Relating to Possession or Control	16
Report of Independent Registered Public Accounting firm on Review of Exemption Report		17
Assertions Regarding Exemption Provisions		18
Schedule of Assessments and Payments to SIPC		
Independent Accountant's Report on Applying Agreed Upon Procedures Related to an Entity's SIPC Assessment Reconciliation		

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Honey Badger Investment Securities, LLC (the "Company") as of December 31, 2024, the related statements of operations, changes in members' equity, changes in subordinated liabilities to the claims of general creditors, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered losses from operations and negative cash outflows from operating activities that raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.

DCPA

DCPA
We have served as the Company's auditor since 2022.
Century City, California
February 24, 2025

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Financial Condition
December 31, 2024

ASSETS

Cash	$	52,237
Deposits with clearing broker		6,027,085
Secured demand notes		5,500,000
Investments, at market value		10,050,234
Other Assets		7,668
Total Assets	$	21,637,224

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES

Accounts payable and accrued expenses	$	242,379
Due to clearing broker		13,808,542
Investments, sold short, at market value		24,475
Liabilities subordinated to the claims of general creditors		5,500,000
Total Liabilities		19,575,396

MEMBERS' EQUITY

Total Members' Equity		2,061,828
Total Liabilities and Members' Equity	$	21,637,224

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Operations
For the Year Ended December 31, 2024

REVENUES		
Trading gains & losses	$	248,337
Municipal interest income		453,381
Interest income		841,347
Total Revenues		1,543,065
EXPENSES		
Employee compensation & benefits		153,010
Occupancy		30,690
Brokerage & clearance fees		66,374
Communications		40,629
Interest expense		1,168,607
Other Operating costs		90,646
Regulatory Costs		7,555
Total Expenses		1,557,511
Operating income (loss) before income taxes		(14,446)
Income tax expense		7,870
Net Income (loss)	$	(22,316)

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Changes in Members' Equity
For the Year Ended December 31, 2024

		Total Members' Equity
Beginning balance, December 31st, 2023	$	2,084,144
Net income (loss)		(22,316)
Ending balance, December 31, 2024	$	2,061,828

The accompanying notes are an integral part of these financial statements

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2024

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income (loss)	$	(22,316)
Adjustments to reconcile net loss to net cash provided by Operating activities:		
(Increase) decrease in assets		
Deposits with clearing broker		(505,380)
Other Assets		3,171
Receivable from clearing broker		73,625
Investments at market value		(2,282,306)
Increase (decrease) in liabilities		
Accounts payable and accrued expenses		180,250
Due to clearing broker		2,558,111
Investments, sold short, at market value		24,475
Total adjustments		51,946
Net cash provided by Operating activities		29,630
CASH FLOWS FROM INVESTING ACTIVITIES:		-
CASH FLOWS FROM FINANCING ACTIVITIES:		-
Net decrease in cash		29,630
Cash at beginning of year		22,607
Cash at end of year	$	52,237

Supplemental Disclosures of Cash Flow Information

Cash paid during the year for:		
Interest	$	1,168,607
Income taxes	$	7,800

HONEY BADGER INVESTMENT SECURITIES, LLC

Statement of Changes in Liabilities Subordinated
To the claims of General Creditors
For the Year Ended December 31, 2024

Balance at December 31, 2023	$	5,500,000
Increase		-
(Decease)		-
Balance at December 31, 2024	$	5,500,000

The accompanying notes are an integral part of these financial statements

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Honey Badger Investment Securities, LLC (the "Company") was organized in the State of Delaware on April 13, 2016. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934 ("SEC"). The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC") and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is engaged in business as a securities broker-dealer. Substantially all its business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Basis of Accounting
The Company uses the accrual basis of accounting for financial statement purposes. It is subject to regulation by the SEC and FINRA.

Use of Estimates
The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investments, at fair value
Marketable securities owned and sold by the Company are classified as trading securities and stated at their fair market value. Trading revenue consists of both realized and unrealized gains or losses on marketable securities. All securities transactions are recorded on a trade date basis. The Company recognizes interest income on municipal bonds for the period they carry them.

Property and Equipment
Property and equipment are stated at cost net of depreciation, computed using the straight-line method. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

NOTE 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Leases
The Company leases office space subject that is not subject to ASC 842 due to the less than one year term of the lease.

Cash
Company maintains its cash in bank deposit accounts which at times, may exceed uninsured limits. The Company has not experienced any losses in such accounts. All the Company's cash is held at high credit quality financial institutions.

Income Taxes
The Company, with the consent of its Members, has elected to be a Delaware Limited Liability Company. For tax purposes, the Company is treated as a partnership, therefore in lieu of business income taxes, the Members are taxed on the Company's Federal taxable income. Accordingly, no provision or liability for Federal Income Taxes is included in these financial statements.

NOTE 2: DEPOSIT WITH AND RECEIVABLE FROM CLEARING BROKER

Pursuant to the brokerage agreement with Hilltop Securities, Inc. ("Clearing Broker"), the Company introduces all its securities transactions to the Clearing Broker on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the Clearing Broker. In accordance with the clearance agreement, the Company has agreed to indemnify the Clearing Broker for losses, if any, which the Clearing Broker may sustain from carrying securities transactions introduced by the Company. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balances at December 31, 2024 in these accounts totaled $6,027,085 which is included in the deposits at the Clearing Broker of which, $105,064 serves as collateral for securities transactions pursuant to the clearance agreement. These deposits with the Clearing Broker are listed in the Statement of Financial Condition.

NOTE 3: INVESTMENTS, AT FAIR MARKET VALUE

Investments, at fair market value consist of municipal securities. As discussed in Note 1, these securities are classified as trading securities and stated at their fair market value. As of December 31, 2024, these securities were carried at their fair market value of $10,050,234 which is $3,758,308 less than cost.

These investments were purchased on margin from the clearing broker. The Company is carrying a balance due to clearing broker totaling $13,808,542 on the Statement of Financial Condition which represents the investment cost basis and margin balance due to clearing at December 31, 2024. Additionally, as of December 31, 2024, the Company had $24,475 worth of Investments, sold short, at market value.

NOTE 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), all tax effects of the Company's income or loss are passed through to the members. Therefore, no provision or liability for Federal Income Taxes in included in these financial statements. As such, the Company is subject to a limited liability company gross receipts tax, with a minimum franchise tax.

The total state income tax provision for the year ending December 31, 2024 is $7,870

The Company accounts for uncertain tax positions in accordance with ASC Topic 740, Accounting for Uncertainty in Income Taxes (income, sales, use and payroll), which requires the Company to report any uncertain tax positions and to adjust its financial statements for the impact thereof. As of December, 2024, the Company determined that it had no tax positions that did not meet the "more likely than not" threshold of being sustained by the applicable tax authority. The Company files tax and information returns in the United States Federal and California state jurisdictions. These returns are generally subject to examination by tax authorities for the last three years.

NOTE 5: FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the assets or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 – Quoted prices in active markets for identical securities.

Level 2 – Observable inputs other than quoted prices included in level 1, such as quoted prices for similar securities in active markets; quoted prices for identical or similar securities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data (Including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)

Level 3 – Pricing inputs are unobservable that are significant to the fair value measurement and include situations where there is little if any market activity for the investment. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2024:

NOTE 5: FAIR VALUE MEASUREMENTS (Continued)

Assets	**Level 1**	**Level 2**	**Level 3**	**Total**
Investments, at fair market value	$ -	$ 6,856,868	$ 3,193,366	$ 10,050,234
Investments, sold short, at fair market value	-	-	(24,475)	(24,475)
TOTALS	$ -	$ 6,856,868	$ 3,168,891	$ 10,025,759

The investments, at fair market value consist of municipal securities. The fair market value of these level investments held by the Company are recorded utilizing the pricing services of the Clearing Broker. The Clearing Broker uses these prices to determine the margin and buying power for the company.

At December 31, 2024, the Company had an investment, sold short, related to a mandatory tender offer on a municipal security. The Company held this short position until the call date took effect subsequent to December 31, 2024. As of the report date, the company no longer has the investment, sold short, in their inventory.

The fair market value of these Level 2 investments held by the company are recorded utilizing the pricing services of the Clearing broker. The Clearing broker uses these prices to determine the margin and buying power for the company. Management considers municipal securities trading flat with no recent activity to be level 3 investments.

The following is a reconciliation of the beginning and ending balances for assets and liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3) during the year ended December 31, 2024:

Beginning balance at December 31, 2023	$ 2,986,867
Net Settlements	182,024
Ending Balance at December 31, 2024	$ 3,168,891

NOTE 6: SUBORDINATED LIABILITIES

The subordinated borrowings are covered by agreements approved by FINRA and are thus available in computing net capital under the uniform net capital rule of the Securities and Exchange Commission. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. The subordinated agreements contain an Extension of Maturity, "The Scheduled Maturity Date hereof in each year, without further action by either the Lender or Broker Dealer shall be extended an additional year, unless on or before the day thirteen months preceding the scheduled maturity date then in effect, the lender shall notify the broker dealer in writing, with a written copy to FINRA, that such scheduled maturity date shall not be extended." The broker dealer has not received such notice through the date the financial statements were available to be issued.

As of December 31, 2024, the Company had five subordinated notes totaling $5,500,00.

Interest is calculated on two of the notes based on the high end of the Federal Funds Target Rate which varied between 4.65% and $5.33% from January 1, 2024, to December 31, 2024. For the remaining three subordinated notes, interest is calculated at 1%. For the year ended December 31, 2024, interest paid on all subordinated loans totaled $161,222.

The secured demand notes of $5,500,000 are collateralized with cash and municipal bonds whose fair market value is in excess of the value of the notes, which allows them to be treated as an allowable asset for net capital purposes. As of December 31, 2024 the secured demand notes are collateralized by cash and municipal bonds valued, net of haircuts totaling $189,747, at $5,832,491.

NOTE 7: REVENUE RECOGNITION

As described in note 1, substantially all the Company's business consists of trading municipal securities in a principal capacity for its proprietary inventory position and providing execution services for its institutional accounts.

<u>ASC 606 Revenue Recognition</u>
ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. The Company applied ASC 606 at inception.

NOTE 7: REVENUE RECOGNITION (Continued)

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. A performance obligation may be satisfied over time or at a point in time. Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the company determines the customer has obtained control over the promised good or service. The amount of revenue recognized reflects the consideration of which the Company expects to be entitled in exchange for the promised goods or services.

The reportable segments of revenue generated by the Company are described below:

Performance Obligations Satisfied at a Point in Time	$	248,337
Performance Obligations Satisfied Over Time		1,294,728
Total Revenue	$	1,543,065

Trading gains and losses: Included are realized and unrealized gains and losses from proprietary trading and net gains or losses from "riskless" principal transactions.

Interest income: Interest is earned over time on securities held in the Company's inventory.

NOTE 8: CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 9: SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the Statement of Financial Condition date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

NOTE 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2024, the Company had net capital of $3,835,854 which was $3,532,694 more than its required net capital of $303,160; and the Company's ratio of aggregate indebtedness ($4,547,400) to net capital was 1.19 to 1 which is less than the 15 to 1 maximum allowed.

Note 11: SEGMENT REPORTING

The Company is engaged in a single line of business as a securities broker-dealer, which is comprised of several classes of services, which are discussed in Note 7, revenue recognition. The company has identified its CEO as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies. The company did not have any major external customers in 2024. All revenue segments and significant expenses for the year ended December 31, 2024, are disclosed on the Statement of Operations.

HONEY BADGER INVESTMENT SECURITIES, LLC
Schedule I
Statement of Net Capital
December 31, 2024

		Audit 12/31/24
Members' Equity, December 31, 2024	$	2,061,828
Subordinated Loans Allowable for Net Capital		5,500,000
Total Members' Equity and Subordinated Loans		7,561,828
Non allowable assets		(3,201,034)
Tentative Net Capital Before Haircuts		4,360,794
Other deductions and/or charges		24,475
Tentative net capital		4,336,319
Required Haircuts & Related Charges		(500,465)
NET CAPITAL		3,835,854
Minimum Net Capital Requirement		
6 2/3 percent of net aggregate Indebtedness		303,160
Minimum Dollar net capital required		100,000
Net Capital required; (greater of above)		303,160
Excess net capital	$	3,532,694
Aggregate indebtedness	$	4,547,400
Ratio of aggregate indebtedness to net capital		1.19:1

There was no material difference between the net capital computation shown here and the net capital computation shown on the Company's most recently filed Part IIa From X-17A-5 report dated December 31, 2024.

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3(k)(2)(ii).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(2)(ii) exemptive provision.

Honey Badger Investment Securities, LLC

Report on Exemption Provisions
Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Honey Badger Investment Securities, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Honey Badger Investment Securities, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Honey Badger Investment Securities, LLC stated that Honey Badger Investment Securities, LLC met the identified exemption provisions throughout the year ended December 31, 2024 without exception. Honey Badger Investment Securities, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Honey Badger Investment Securities, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DCPA

DCPA

Century City, California
February 24, 2025

Assertions Regarding Exemption Provisions

We, as members of management of Honey Badger Investment Securities, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the year ended December 31, 2024.

Honey Badger Investment Securities LLC

By:

______________________ Joe Lee, CEO

(Name and Title)

Honey Badger Investment Securities, LLC
Report on the SIPC Annual Assessment
Pursuant to Rule 17a-5(e)4
For the Year Ended December 31, 2024

DCPA

2121 AVE OF THE STARS #800
CENTURY CITY, CA 90067

424-253-1212
AUDIT@DCPAPRO.COM

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To Those Charged with Governance and the Members of Honey Badger Investment Securities, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Honey Badger Investment Securities, LLC and the SIPC, solely to assist you and SIPC in evaluating Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2024. Honey Badger Investment Securities, LLC's management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2024 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2024, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Honey Badger Investment Securities, LLC's compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures; other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Honey Badger Investment Securities, LLC and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

DCPA

Century City, California
February 24, 2025

Honey Badger Investment Securities, LLC
Schedule of Securities Investor Protection Corporation
Assessments and Payments
For the Year Ended December 31, 2024

	Amount	
Total assessment	$	2,184
SIPC-6 general assessment		
Less prior overpayment		(303)
Less prior overpayment applied		(437)
Total assessment balance (overpayment carried forward)	$	1,444